Exhibit 99.1

For Immediate Release
January 9, 2003

SAP Expects Fourth Quarter Software License Revenues of
approximately €950 million

WALLDORF – January 9, 2003 — SAP AG (NYSE: SAP), the leading provider of e-business software solutions, today announced that after a preliminary review it expects fourth quarter software license revenues of approximately €950 million. Based on that figure, SAP anticipates its 2002 full-year revenues to increase slightly compared to 2001 full-year revenues with operating margins, excluding stock-based compensation and acquisition related charges, increasing by at least 1 percentage point over the 20% achieved in 2001. SAP will provide additional details on its 2002 preliminary results on January 30, 2003.

About SAP
SAP is the world’s leading provider of e-business software solutions. Through the mySAP.com® e-business platform, people in businesses around the globe are improving relationships with customers and partners, streamlining operations, and achieving significant efficiencies throughout their supply chains. Today, more than 18,800 companies in over 120 countries run more than 56,000 installations of SAP® software. With subsidiaries in over 50 countries, the company is listed on several exchanges including the Frankfurt stock exchange and NYSE under the symbol “SAP.” (Additional information at http://www.sap.com)

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s Annual Report on Form 20-F for 2001 filed with the SEC on March 28, 2002. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

Copyright © 2002 SAP AG

SAP Expects Fourth Quarter Software License Revenues of approximately €950 million                      Page 2

SAP, the SAP logo, mySAP.com, mySAP, and all other SAP products and services mentioned herein are trademarks or registered trademarks of SAP AG in Germany and several other countries.
Other product or service names mentioned herein are the trademarks of their respective owners.

For more information, press only:
Herbert Heitmann, +49 6227 7-61137, herbert.heitmann@sap.com, CET
Laurie Doyle Kelly, +49 6227 7-61136, laurie.doyle.kelly@sap.com, CET
Markus Berner, +49 6227 7-42548, markus.berner@sap.com, CET

For more information, financial community only:
Gundolf Moritz, +49 (6227) 7-41551, investor@sap.com, CET
Stefan Gruber, +1 (212) 653-9821, stefan.gruber@sap.com, EDT
Martin Cohen, +1 (212) 653-9619, martin.cohen@sap.com, EDT